[redacted]

12013020

SEC Mail Processing Section

FEB 29 2012

Washington, DC 123

SECURITIES

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15333 N Pima Road, Ste 225
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Kries 480-543-1521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

4310 17th Ave S	Fargo	ND	58108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Kries, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIC Distributors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TERESA A. ANDERSON
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 1, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BIC Distributors, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2011

BIC Distributors, LLC
Table of Contents

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Financial Condition	2
Operations	3
Members' Capital	4
Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	
Schedule I	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934	9
Claim of Exemption from Rule 15c3-3	10
	11

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Members of
BIC Distributors, LLC
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of BIC Distributors, LLC as of December 31, 2011, and the related statement of operations, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIC Distributors, LLC as of December 31, 2011 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on pages 11 and 12 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 27, 2012

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

BIC DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Current Assets		
Cash and cash equivalents	$	82,764
Accounts receivable		99,201
Prepaid expense		15,305
Total Current Assets		197,270
Total assets	$	197,270
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$	40,945
Total Current Liabilities		40,945
Total Liabilities		40,945
Members' Capital		156,325
Total Liabilities and Members' Capital	$	197,270

See Notes to Financial Statements

BIC DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenue	$ 491,056
General and Administrative Expenses	
Advertising and Promotion	2,150
Bank Charges	60
Commissions	166,522
Contract Labor	19,225
Education and Seminars	993
Employee Benefits	130
General and Administrative	566
Insurance	4,928
Internet and Web Site	6,831
Licenses and Fees	29,195
Miscellaneous	20
Office Expense	4,715
Payroll Taxes	8,993
Professional services	51,578
Rent	24,627
Telephone	6,487
Travel	37,040
Wages	51,646
Total expenses	415,706
Net Income	$ 75,350

BIC DISTRIBUTORS, LLC
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2011

Balance - December 31, 2010	$	56,862
2011 Net Income		75,350
2011 Member Contributions		189,019
2011 Member Distributions		(164,906)
Balance - December 31, 2011	$	156,325

See Notes to Financial Statements

BIC DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities	
Net income	$ 75,350
Adjustments to reconcile change in net earnings to net cash from operating activities	
Changes in assets and liabilities	
Accounts Receivable	(99,201)
Prepaid Expenses	(4,826)
Accounts Payable and Accrued Expenses	40,945
Intercompany Payables	(855)
Net Cash from Operating Activities	11,413
Cash Flows used for Financing Activity	
Member Distributions	(164,906)
Member Contributions	189,019
Net Cash from Financing Activity	24,113
Net Change in Cash and Cash Equivalents	35,526
Cash and Cash Equivalents at Beginning of Year	47,238
Cash and Cash Equivalents at End of Year	$ 82,764

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BIC Distributors, LLC (Company) is organized as a limited liability company under the laws of the State of Arizona and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Scottsdale, Arizona.

Development Stage Operations

In 2010, the Company was considered to be a "development stage company" because operations were primarily devoted to securing licensing, developing infrastructure and to administrative functions and there were no revenues. In 2011, the Company was no longer in the developmental stages of operations because it had started earning revenue related to its principal business activities.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when it is reasonably estimable and earned, which is normally one month after the period in which the underlying transactions occurred.

Income Taxes

Income taxes on Company income are levied on the members at the member level. Accordingly, all profits and losses of the Company are recognized by each member on its respective tax return. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. For the year ended December 31, 2011, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes)*. In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2011 the Company had no tax positions that would not be held up under examination.

Advertising

Costs for advertising are expensed as incurred.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS

BIC Distributors, LLC conducts virtually all of its operations under contracts with three different asset management companies.

NOTE 3 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 4 - OPERATING LEASES

The Company leases office space under a lease that expires January 2012. Total monthly payments on the lease are $2,015. Rent expense charged to operations for the year ended December 31, 2011 was $24,627.

The Company signed a lease for office space in January 2012. Monthly payments range from $3,626 to $4,028. The lease runs from March 2012 through June 2015.

Future minimum payments under these operating lease agreements are:

Year Ending December 31,	Amount
2012	$ 27,394
2013	44,919
2014	47,331
2015	20,140
Total	$ 139,784

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2011, the Company had the following net capital:

Net capital	$ 141,020
Excess net capital	$ 136,020
Aggregate indebtedness ratio	26%

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company paid commissions of $45,606 to individuals who are members of BIC Group; LLC, BIC Group is the sole owner of BIC Distributing.

NOTE 7 - MEMBERS' CAPITAL

Members	Ownership Percentages
BIC Group, LLC	100%
	100%

BIC Distributors, LLC

SUPPLEMENTARY INFORMATION

BIC DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2011

		Schedule I
NET CAPITAL		
Total members' capital from the statement of financial condition		$ 156,325
Deductions		
Nonallowable assets:		
Prepaid expenses		15,305
Haircuts on securities		-
Net capital		$ 141,020
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000		$ 5,000
Excess net capital		$ 136,020
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)		$ 136,926
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition		$ 40,945
Ratio of aggregate indebtedness to net capital		26.2%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed		$ 82,764
Adjustments	a	58,256
		$ 141,020
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed		$ -
Adjustments	a	40,945
		$ 40,945

a Difference due to adjusting journal entries recorded after filing of December FOCUS

BIC DISTRIBUTORS, LLC
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2011

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Members of
BIC Distributors, LLC
Scottsdale, Arizona

In planning and performing our audit of the financial statements and supplemental schedule of BIC Distributors, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of BIC Distributors, LLC as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 27, 2012.

Matching of Expenses and Revenues

Management was incorrectly recording expenses as distributions through Members' Equity instead of being recorded as current period expenses. Generally accepted accounting principles call for the matching of expenses with related revenues.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 27, 2012